Name of Registrant:
Templeton Dragon Fund, Inc.

File No. 811-08394

Exhibit Item No. 77C Matter Submitted to a Vote of Security Holders

The Annual Meeting of Shareholders of Templeton Dragon
Fund, Inc. (the "Fund") was held at the Fund's offices, 300 S.E. 2nd Street, Fort Lauderdale, Florida, on May 30, 2017. The purposes of the meeting were to elect four (4) Directors and the ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2017. At the meeting, the following persons were elected by the shareholders to serve as Directors of the Fund: Harris J. Ashton, Mary C. Choksi, J. Michael Luttig and Constantine D. Tseretopoulos. No other business was transacted at the meeting.

The results of the voting at the Annual Meeting are as follows:

Proposal 1.  The election of four Directors:



Term Expiring 2020

For	% of
Outstanding
Shares	% of
Shares
Present

Withheld	% of
Outstanding
Shares	% of
Shares
Present
Harris J. Ashton	29,644,762	86.55%	96.45%	1,090,264	3.18%	3.55%
Mary C. Choksi	29,639,619	86.53%	96.44%	1,095,407	3.20%	3.56%
J. Michael Luttig	29,729,376	86.79%	96.73%	1,005,650	2.94%	3.27%
Constantine D. Tseretopoulos	29,604,349	86.43%	96.32%	1,130,677	3.30%	3.68%

There were no broker non-votes received with respect to this item.

Proposal 2. The ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2017.


Shares
Voted	% of
Outstanding
Shares		% of
Shares
	Present
For	30,183,755	88.12%	98.21%
Against	406,028	1.19%	1.32%
Abstain	145,239	0.42%	0.47%